Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:            Name and Address of Company

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
6190 Agronomy Rd, Suite 405
Vancouver, BC V6T 1Z3

Item 2:             Date of Material Change

May 17, 2013

Item 3:             News Release

July 2, 2013 – Vancouver, Canada.

Item 4:             Summary of Material Change

The Corporation announced that its shareholders have approved an amendment to the Corporation’s bylaws to incorporate an advance notice requirement regarding the nomination of directors (the “Advance Notice Bylaw”) effective June 28, 2013. The purpose of the Advance Notice Bylaw is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Bylaw is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Bylaw.

The Corporation is proceeding with the amendment of its bylaws to incorporate the Advance Notice Bylaw.

Item 5:             Full Description of Material Change

5.1                   Full Description of Material Change

The Corporation announced that its shareholders approved an amendment to the Corporation’s bylaws to incorporate the Advance Notice Bylaw regarding the nomination of directors effective June 28, 2013. The purpose of the Advance Notice Bylaw is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Bylaw is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Bylaw.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 days and not more than 60 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made.

5.2                   Disclosure for Restructuring Transactions

Not applicable.

Item 6:             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:            Omitted Information

            Not applicable.

Item 8:             Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905

Item 9:             Date of Report

July 2, 2013.